06008715

AB 4/20

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 AND ENDING 12-31-05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN MUNICIPALS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 CORPORATE DRIVE
(No. and Street)

LANGHORNE | PA | 19047
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA K. POPRIK 215-504-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MC GLADREY & PULLEN
(Name – *if individual, state last, first, middle name*)

660 AMERICAN AVE SUITE 101, KING OF PRUSSIA, PA 19406
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/23

OATH OR AFFIRMATION

I, PATRICIA K. POPRIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN MUNICIPALS INC, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia K Poprik
Signature

PRESIDENT
Title

[signature]
Notary Public

NOTARIAL SEAL
STEVEN KRAMER, Notary Public
Middletown Twp., Bucks County
My Commission Expires June 8, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 213 SECTION

First American Municipals, Inc.

Financial Statements
December 31, 2005

FIRST AMERICAN MUNICIPALS, INC.
YEAR ENDED DECEMBER 31, 2005

CONTENTS

McGladrey & Pullen
Certified Public Accountants

MAR 01 2006

Independent Auditor's Report

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying balance sheet of First American Municipals, Inc. as of December 31, 2005 and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

King of Prussia, Pennsylvania
January 19, 2006

FIRST AMERICAN MUNICIPALS, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 266,672
Deposit with clearing organization	50,000
Receivable from broker-dealers and clearing organizations	34,256
Furniture and equipment, net of accumulated depreciation of $33,660	458
Prepaid income taxes	39,440
Due from stockholders	9,071
Other	19,281
	$ 419,178

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 85,222
Stockholders' equity:	
Common stock, $1 par; authorized 1,000 shares; issued 200 shares; outstanding 151 shares	200
Additional paid-in capital	119,360
Retained earnings	292,454
	412,014
Less common stock held in treasury, 49 shares, at cost	(78,058)
	333,956
	$ 419,178

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Consulting services	$ 446,444
Commissions and fees	320,114
Other	16,117
Interest	9,857
	792,532
Expenses:	
Employee compensation and benefits	320,881
Clearing and regulatory fees	222,111
Contributions	14,080
Depreciation	1,929
Dues and subscriptions	25,972
Equipment rental	24,141
Insurance	81,883
Office supplies and expense	15,701
Professional fees	9,285
Rent	35,776
Telephone	10,684
Travel and entertainment	7,460
Underwriting	10,000
Utilities	2,190
	782,093
Income before state and city income taxes	10,439
State and city income taxes	4,689
Net income	$ 5,750

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common stock		Additional	Retained	Treasury
	Shares	Amount	paid-in capital	earnings	stock
Balance, January 1, 2005	200	$ 200	$ 119,360	$ 406,704	$ (78,058)
Distributions				(120,000)	
Net income				5,750	
Balance, December 31, 2005	200	$ 200	$ 119,360	$ 292,454	$ (78,058)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 5,750
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,929
Unrealized appreciation on investments	(2,754)
Change in operating assets and liabilities:	
(Increase) decrease in:	
Prepaid taxes	(39,440)
Prepaid rent	3,300
Prepaid insurance	(2,791)
Receivable from broker-dealers and clearing organizations	82,869
Decrease in,	
Accounts payable and accrued expenses	(129,860)
Net cash used in operating activities	(80,997)
Cash flows from financing activities:	
Distributions paid	(120,000)
Advances to stockholders	(9,071)
Net cash used in financing activities	(129,071)
Net cash used in investing activities, purchase of investment	(7,800)
Net decrease in cash	(217,868)
Cash, beginning	484,540
Cash, ending	$ 266,672
Supplemental disclosure of cash flow information, cash paid during the year for income taxes	$ 110,547

The accompanying notes are an integral part of these financial statements.

1. Description of the business and summary of significant accounting policies:

Description of the business:

First American Municipals, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

Rule 15c3-3 exemption:

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Furniture and equipment and depreciation:

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

Revenue recognition:

Commissions and fees from brokerage services are earned upon the closing of a transaction. Fees from consulting services primarily relate to investment portfolio restructuring. Fees are earned when a client restructures its portfolio.

1. Description of the business and summary of significant accounting policies (continued):

Summary of significant accounting policies (continued):

Income taxes:

The stockholders have elected to be taxed under the "S" corporation provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made. The stockholders include corporate income on their personal federal income tax returns. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize "S" corporation status, or the stockholders have not elected "S" corporation status.

2. Pension plan:

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $47,790 in 2005.

3. Commitments:

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2006. The Company also leases office space and computer equipment in New York.

New York office space is under a noncancelable operating lease with a term of five years which expires in 2007. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. New York computer equipment is under an operating lease agreement which expires in 2007.

Future minimum lease payments under these leases are:

Year ended December 31,	Amount
2006	$ 55,808
2007	6,614
	$ 62,422

Rent expense for all operating leases was $59,917 in 2005.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $264,082, which was $164,082 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1 as of December 31, 2005. Accounting principles generally accepted in the United States of America require transactions be recorded on the trade date.

FIRST AMERICAN MUNICIPALS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total stockholders' equity	$ 333,956
Total stockholders' equity qualified for net capital	333,956
Less:	
Deductions and/or charges:	
Furniture and equipment, net	458
Prepaid income taxes	39,440
Due from stockholders	9,071
Investments	10,554
Other	8,727
Net capital before haircuts	265,706
Haircuts	1,624
Net capital	$ 264,082
Aggregate indebtedness:	
Items included on balance sheet:	
Accounts payable and accrued expenses	$ 85,222
Computation of basic net capital requirements:	
Minimum net capital required	$ 100,000
Excess net capital	$ 164,082
Excess net capital at 1,500%	$ 248,401
Excess net capital at 1,000%	$ 255,560
Ratio: aggregate indebtedness to net capital	.32:1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in its unaudited FOCUS report as of December 31, 2005, and the computation made above.

McGladrey & Pullen
Certified Public Accountants

First American Municipals, Inc.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
213
SECTION

Internal Accounting Control
Year Ended December 31, 2005

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of First American Municipals, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

January 19, 2006